Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 4, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 3, 2026, The Nasdaq Stock Market (the "Exchange") received from Alphabet, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

3.200% Senior Notes Due 2030

3.450% Senior Notes Due 2032

3.625% Senior Notes Due 2034

4.100% Senior Notes Due 2039

4.500% Senior Notes Due 2045

4.800% Senior Notes Due 2063

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrants are seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi